UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-282497) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2026

Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa
Name:	Takefumi Yonezawa
Title:	Senior Managing Corporate Executive / Group CFO

February 27, 2026

Company Name	: Mizuho Financial Group, Inc.

Representative	: Masahiro Kihara, President & Group CEO

Address	: 1-5-5 Otemachi, Chiyoda-ku, Tokyo

Announcement of Change in Representative Corporate Executive

Mizuho Financial Group, Inc. hereby announces the following change in Representative Corporate Executive*.

* Corporate Executive : Executive Officer as defined in the Companies Act of Japan

1.	Change in Representative Corporate Executive

(Effective as of April 1, 2026)

Name	New Position	Current Position
Masayuki Sugawara	Deputy President & Corporate Executive (Representative Corporate Executive)	Senior Managing Corporate Executive

Hidekatsu Take	Member of the Board of Directors, Chairperson (Kaicho)	Member of the Board of Directors, Deputy President & Corporate Executive (Representative Corporate Executive)

(Note)	As a result of the change, the Representative Corporate Executives will be two persons;

Mr. Masahiro Kihara, President & Group CEO and Mr. Masayuki Sugawara.

2.	Reason for Change

Change in Representative Corporate Executive due to change in Executive Officers.

1

3.	Brief Personal Record of New Representative Corporate Executive

Name	Masayuki Sugawara

Business Experience	Apr. 2025	Senior Managing Corporate Executive Head of Corporate & Investment Banking Company Mizuho Financial Group, Inc. (current)

	Apr. 2024	Deputy President (Representative Director) Head of Corporate & Investment Banking Division Mizuho Bank, Ltd. (current)

	Apr. 2023	Senior Executive Officer Head of Corporate & Investment Banking Company Mizuho Financial Group, Inc. Managing Executive Officer Head of Corporate & Investment Banking Division Mizuho Bank, Ltd.

	Jul. 2021	Group Executive Officer CEO for East Asia Mizuho Financial Group, Inc.

	Aug.2019	Chairman Mizuho Bank (China) Ltd. (until Jun.2023)

	Apr. 2019	Managing Executive Officer Head of East Asia Mizuho Bank, Ltd. (until Apr.2023) Managing Executive Officer Head of East Asia Mizuho Financial Group, Inc. (until Jul.2021)

	Apr. 2017	Executive Officer General Manager Bangkok Branch Mizuho Bank, Ltd.

	Apr. 1988	Jointed our group

Education	Mar. 1988	Graduated from the School of Law, Hokkaido University

Date of Birth	August 21, 1964

Number of shares of our common stock owned (as of December 31, 2025): 29,997

2